                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended    DECEMBER 31, 1996
                       ---------------------------------

                                      OR

 { } TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     Commission File Number                          0-14951
                                                     -------

                    BUTLER SERVICE GROUP, INC. 401(K) PLAN
                    --------------------------------------
                              (Full name of plan)

                          BUTLER INTERNATIONAL, INC.
                          --------------------------
            (Exact name of registrant as specified in its charter)

                MARYLAND                               06-1154321
       -------------------------------            -------------------
       (State or other jurisdiction of            (I.R.S. Employer
       incorporation or organization)             Identification No.)

                 110 Summit Avenue, Montvale, New Jersey 07645
                 ---------------------------------------------
              (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code (201) 573-8000
                                                          --------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No      .
     ---        ---

BUTLER SERVICE GROUP, INC.
401(K) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page
                                                                        --------
INDEPENDENT AUDITORS' REPORT                                                3

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits
         as of December 31, 1996 and 1995                                   4

         Statement of Changes in Net Assets Available for
         Benefits for the Year ended December 31, 1996                      5

         Notes to Financial Statements                                   6-12

SUPPLEMENTAL SCHEDULES:

         Item 27a of Form 5500 - Schedule of Assets Held
         for Investment Purposes at December 31, 1996                   13-18

         Item 27d of Form 5500 - Schedule of Reportable
         Transactions for the year ended December 31, 1996                 19

         Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

EXHIBIT 1 - Independent Auditors' Consent                                  20

INDEPENDENT AUDITORS' REPORT

Trustees
Butler Service Group, Inc.
401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Butler Service Group, Inc. 401(k) Plan ("the Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 26, 1997

BUTLER SERVICE GROUP, INC.
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------

                                                      1996          1995
                                                      ----          ----
ASSETS:

Investments at fair value / face value (Note C)    $24,769,775   $19,159,882
Contributions receivable, employees                    562,881       514,040
Contributions receivable, employer                     878,691       567,689
Accrued interest                                        92,646        95,302
                                                   -----------   -----------

        Total Assets                                26,303,993    20,336,913
                                                   -----------   -----------

LIABILITIES:

Accrued expenses                                        23,238         7,447
                                                   -----------   -----------

        Total Liabilities                               23,238         7,447
                                                   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $26,280,755   $20,329,466
                                                   ===========   ===========


See notes to financial statements.

BUTLER SERVICE GROUP, INC.
401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Contributions from employees                             $       7,991,817
  Contributions from employer                                        878,691
  Investment income                                                  753,599
  Net realized and unrealized appreciation in
    fair value of investments                                      2,681,762
                                                           -----------------

    Total Additions                                               12,305,869

                                                           -----------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Distributions to participants                                    6,082,998
  Investment and administrative management fees                      271,582
                                                           -----------------

    Total Deductions                                               6,354,580
                                                           -----------------

NET INCREASE IN NET ASSETS AVAILABLE FOR
  BENEFITS                                                         5,951,289

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                               20,329,466
                                                           -----------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                              $      26,280,755
                                                           =================


See notes to financial statements.

BUTLER SERVICE GROUP, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA").

         Certificates of deposit are stated at face value. US Government obligations and equity investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

B.  PLAN DESCRIPTION

         The following description provides general information, refer to the plan document for a more detailed description.

         On July 1, 1990, Butler Service Group, Inc. ("the Company") established a 401(K) Plan which was adopted by its wholly-owned subsidiaries. The 401(K) Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. Effective January 1, 1992, all employees were eligible to participate in the Butler Service Group, Inc. 401(K) Plan.

         There are six investment funds offered under the 401(K) Plan - the Fixed Income Fund, which invests in FDIC insured certificates of deposit and US government obligations, the Small to Mid-Cap Equity Fund, which invests in a diversified common stock portfolio of representative industries and corporations, primarily small to mid-capitalization in size, the Mid to Large-Cap Equity Fund, which invests in a diversified common stock portfolio of growth companies, primarily large and medium capitalization, the Butler International ("BI") Stock Fund which is a qualified employer security under ERISA, the Balanced Fund, which invests 60 to 65% in equities and 35 to 40% in government bonds and cash equivalents, and the International Fund which generally invests in securities of foreign issuers located in Europe, the Pacific Rim, Canada and Central and South America.

         A participant in the 401(K) Plan has the choice of saving on a before-tax basis, by payroll deduction, any amount from 1% to 20% (in whole percentages) of total payroll each payroll period, an "elective deferral contribution." By law, the elective deferral contribution, per participant, under this Plan and all similar plans is limited during any calendar year. In addition, the elective deferral contribution for a highly compensated employee (an employee earning over $66,000 for 1996), during the year relative to the elective deferral contributions of other participants of the Plan could exceed the amount permitted by law. Should this occur, the elective deferral contributions of the highly compensated employees may be reduced during the Plan year to the extent necessary to satisfy the legal limitation or any excess deferral contributions may be recharacterized or refunded after the end of the Plan year.

         A participant may allocate a specified percentage of the contribution in any or all of the six funds in multiples of 10%.

         The Company is not required to make any contributions to the Plan, but the Company may decide, at its sole discretion, to make a matching contribution for a Plan year. For any Plan year that the Company decides to make a matching or partial contribution, it will deposit in the BI Stock Fund an amount which will be allocated in proportion to the elective deferral contributions made by the Plan participants for that Plan year. In 1996 the Company made a contribution of $878,691 to the Plan in accordance with a customer contract, which was funded by the customer.

         Each participant is permitted to change the elective deferral contribution rate by completing the Change in Status Form and filing it with the Plan's Administrative Committee. The elective deferral contribution rate is adjusted after the Committee receives and processes the Change in Status Form.

         A participant may fully discontinue the elective deferral contribution as of the first day of any month by written notice to the Plan's Administrative Committee at least fifteen days before the date on which the discontinuance is to take effect. A discontinuance of the elective deferral contribution is only permitted once during any Plan year and will automatically require the discontinuance of any Company matching contributions to the Matching Contribution Account. The elective deferral contribution may be resumed as of any January, April, July, or October 1 by written notice to the Committee at least fifteen days before a participant intends for the contributions to be resumed.

         Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made only for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. Withdrawals may be made as of any January 1, April 1, July 1, or October 1 from any of the funds in which the participant's accounts are invested. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum. After completing three years of service with the Company, a participant is entitled to the full value of the Matching Contribution Account, if any.

         Participants may borrow up to 50% of the vested portion of their account balance, subject to a maximum of $50,000. Only one loan will be granted at a time and must be repaid in full before another loan can be requested. The minimum loan amount is $1,000. Loans are subject to an interest rate based on the rate charged, as of the date the loan is granted, by the Company's principal banking institution for loans granted under similar circumstances. Loans must be repaid within such period as agreed to by the participant and the Plan's administrative committee, up to a maximum of five years. However, if the loan is made for the purchase or construction of the participants principal place of residence, the repayment period may be longer than five years. Repayments will normally be made through payroll deductions.

         Although the Company has not expressed any intent to do so, in the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. Benefits under defined contribution plans of the 401(K) type are not insured by the Pension Benefit Guaranty Corporation.

C. PLAN INVESTMENTS

   Plan investments are summarized as follows:

                                                              December 31,

                                                     ---------------------------
                                                          1996          1995
                                                          ----          ----
Fixed Income Fund:
  Fixed Income Fund - Certificates of
    deposit at fair value                          $  7,867,000    $  8,131,000
  PW Retirement Money Fund                              359,407          92,163
  Loans to participants                                 178,416         155,235
                                                   ------------    ------------
Total Fixed Income Fund                               8,404,823       8,378,398
                                                   ------------    ------------

Small to Mid-Cap Equity Fund:
  Equity Account - Stocks
    at fair value                                     6,189,732        4,603,900
  Sansom Money Market Portfolio                       1,603,679        1,246,185
  Loans to participants                                  76,193           66,729

                                                   ------------    -------------
Total Small to Mid-Cap Equity Fund                    7,869,604        5,916,814
                                                   ------------    -------------

Mid to Large-Cap Equity Fund:
  Equity Account - Stocks
    at fair value                                       355,565           -
  PaineWebber Cashfund                                  136,160           -
  Loans to participants                                    (275)          -
                                                   ------------    -------------
Total Mid to Large-Cap Equity Fund                      491,450           -
                                                   ------------    -------------
Butler International ("BI") - Stock Fund:
  BI Common Stock at fair value,
    288,678 shares at December 31, 1996
    and 254,408 shares at December 31, 1995           2,958,950        1,367,443
  PW Retirement Money Fund                                  415              463
  Loans to participants                                  52,980           49,915
                                                   ------------    -------------
Total BI - Stock Fund                                 3,012,345        1,417,821
                                                   ------------    -------------

Balanced Fund:
  Equity Account - US Government
    obligations at fair value                         1,021,570          588,160
  Equity Account - Stocks
    at fair value                                     1,514,513          879,370
  Sansom Money Market Portfolio                         131,520          170,604
  Loans to participants                                  18,231            7,293
                                                   ------------    -------------
Total Balanced Fund                                   2,685,834        1,645,427
                                                   ------------    -------------
International Fund:
  Equity Account - Stocks
    at fair value                                     2,069,038        1,655,813
  Sansom Money Market Portfolio                         152,988           87,172
  Loans to participants                                  17,487            8,115
                                                   ------------    -------------
Total International Fund                              2,239,513        1,751,100
                                                   ------------    -------------

   Distribution Account:
     PW Retirement Money Fund                            66,206           42,775
     Cash                                                  -               7,547
                                                   ------------    -------------
   Total Distribution Account                            66,206           50,322
                                                   ------------    -------------
   Total Investments, at fair value/face value    $  24,769,775     $ 19,159,882
                                                   ============    =============


                                                    Year Ended
                                                    December 31,
                                                       1996
                                                   ------------

   Net realized and unrealized appreciation
     (depreciation) in investments:
       US government obligations                  $     (27,557)
       Certificates of deposit                            3,798
       Equity investments                             2,705,521
                                                  -------------
              Total                               $   2,681,762
                                                  =============

   Investment income:

       Interest                                   $     497,047
       Dividends                                        256,412
       Cash in lieu of fractional shares                    140
                                                  -------------
              Total                               $     753,599
                                                  =============

D.  BENEFITS PAYABLE

         The amounts payable to the Plan participants who have terminated or withdrawn from the plan were $562,916 and $1,419,271 at December 31, 1996 and 1995, respectively.

E.  TAX STATUS

         The Internal Revenue Service has determined that the Plan is a qualified plan under Section 401(a) of the Code with an associated trust exempt from tax under Section 501(a). The most recent favorable letter of determination on the qualified status of the Plan was issued by the Internal Revenue Service ("IRS") on April 22, 1996. The sponsor will, on a timely basis as prescribed by IRS guidelines, request a determination letter from the IRS on the Plan's continued qualified status. The Plan sponsor and the Plan's tax counsel believe that the Plan as currently designed and operated is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the financial statements.

F.  ADMINISTRATION OF PLAN ASSETS

         Contributions are held and managed by PaineWebber, Inc. ("the trustee"), which invests cash received, interest and dividend income and makes distributions to participants. The trustee also administers the payment of interest and principal on the participant loans.

         Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain plan administration expenses are borne by the Plan.

G.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND
(In Thousands)


                                               Small to    Mid to
 December 31, 1996                     Fixed   Mid-Cap    Large-Cap   BI-     Balanced  International Distribution
 -----------------
                                       Income    Fund       Fund     Stock      Fund         Fund       Account    Total
                                       -------  -------   -------   -------   -------       -------     -------   -------
 Assets:
   Net investments, at fair
       value / face value              $ 8,045   $ 6,266   $   355   $ 3,012   $ 2,554      $ 2,087      $  --     $22,319
   Cash and cash equivalents               359     1,604       136      --         132          153           66     2,450
   Contributions receivable:
       Employees                           151       160        50        42        95           65         --         563
       Employer                            449       193        17        56        98           66         --         879
   Accrued interest                         93      --        --        --        --           --           --          93
                                    ----------   -------   -------   -------   -------      -------      -------   -------
     Total Assets                        9,097     8,223       558     3,110     2,879        2,371           66    26,304
                                    ---------    -------   -------   -------   -------      -------      -------   -------
   Liabilities:
       Accrued expenses                      9         8         1      --           3            2         --          23
                                    ----------   -------   -------   -------   -------      -------      -------   -------

     Total Liabilities                       9         8         1      --           3            2         --          23
                                    ----------   -------   -------   -------   -------      -------      -------   -------

     Net assets available
       for benefits                    $ 9,088   $ 8,215   $   557   $ 3,110   $ 2,876      $ 2,369      $    66   $26,281
                                     =========   =======   =======   =======   =======      =======      =======   =======


December 31, 1995                       Fixed     Equity     BI-    Balanced   International  Distribution
-----------------
                                        Income     Fund     Stock      Fund       Fund         Account     Total
                                      ---------   -------   ------  ---------   --------       --------   ------
 Assets:
   Net investments, at fair
       value / face value               $ 8,286   $ 4,671   $ 1,417   $ 1,475    $ 1,664        $  --     $17,513
   Cash and cash equivalents                 92     1,246      --         171         87             50     1,646
   Contributions receivable:
       Employees                            182       157        44        75         57           --         515
       Employer                             308       126        36        47         51           --         568
   Accrued interest                          95      --        --        --         --             --          95
                                       --------   -------   -------   -------    -------        -------   -------
     Total Assets                         8,963     6,200     1,497     1,768      1,859             50    20,337
                                      ---------   -------   -------   -------    -------        -------   -------
   Liabilities:
       Accrued expenses                       3         3      --           1          1           --           8
                                       --------   -------   -------   -------    -------        -------   -------

     Total Liabilities                        3         3      --           1          1           --           8
                                       --------   -------   -------   -------    -------        -------   -------

     Net assets available
       for benefits                     $ 8,960   $ 6,197   $ 1,497   $ 1,767    $ 1,858        $    50   $20,329
                                      =========   =======   =======   =======    =======        =======   =======

H.STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
(in thousands)


                                             Small to    Mid to
   Year Ended December 31, 1996     Fixed     Mid-Cap    Large-Cap   BI-      Balanced  International  Distribution
   ----------------------------
                                    Income      Fund       Fund     Stock       Fund       Fund          Account       Total
                                    ------      ----       ----     -----       ----       ----          -------       -----
   Additions:
      Contributions from
      employees                    $  2,251    $ 2,605   $ 156     $  636    $ 1,331     $   963         $     50    $ 7,992
      Contributions from
      employer                          448        193      17         56         99          66                -        879
      Investment income                 466        167       2          1         55          59                4        754
      Net realized and
      unrealized
        appreciation
        in investments                    4        919       8      1,366        210         175                -      2,682
                                  ---------  ---------  ------  ---------  --------- -----------    ------------- ----------
        Total Additions               3,169      3,884     183      2,059      1,695       1,263               54     12,307
                                  ---------  ---------  ------  ---------  --------- -----------    ------------- ----------

   Deductions:
      Distribution to
      participants                    2,596      1,671       2        479        693         610               32      6,083
      Investment management and
        administrative fees              40        137       2          8         44          40                1        272
                                  ---------  ---------  ------  ---------  --------- -----------    ------------- ----------
        Total Deductions              2,636      1,808       4        487        737         650               33      6,355
                                  ---------  ---------  ------  ---------  --------- -----------    ------------- ----------

      Net Transfers                    (405)       (58)    378         41        151        (102)              (5)         -
      Net increase in assets            128      2,018     557      1,613      1,109         511               16      5,952

      Net assets available for
        benefits, beginning of
        year                          8,960      6,197       -      1,497      1,767       1,858               50     20,329
                                  ---------  ---------  ------  ---------  --------- -----------    ------------- ----------

      Net assets available for
        benefits, end of year      $  9,088  $   8,215  $  557  $   3,110  $   2,876 $     2,369       $       66 $   26,281
                                  =========  =========  ======  =========  ========= ===========    ============= ==========

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27A OF FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                               Current Value/
                                                Interest      Maturity            Par                Face
                Description                       Rate          Date             Value              Value               Cost
-------------------------------------------    ---------      --------          --------      ----------------       ---------
CASH AND CASH EQUIVALENTS:
       PW Retirement Money Fund                                                                   $     426,028       $     426,028
       Paine Webber Cashfund                                                                            136,160             136,160
       Sansom St. Money Market Portfolio                                                              1,888,187           1,888,187
                                                                                                  -------------       -------------
                                                                                                  $   2,450,375       $   2,450,375
                                                                                                  =============       =============

US GOVERNMENT OBLIGATIONS:
       US Treasury Note                              8.25%     07/15/98       $     197,000       $     203,712       $     206,093

       US Treasury Note                              7.50%     05/15/02             193,000             204,159             204,532

       US Treasury Note                              6.25%     02/15/03             122,000             121,924             123,847

       US Treasury Note                              7.25%     05/15/04             113,000             118,969             119,518

       US Treasury Note                              6.50%     05/15/05             225,000             226,688             220,621

       Tint                                          0.00%     05/15/06             267,000             146,118             141,313

                                                                           -----------------  ------------------ ------------------

                                                                               $  1,117,000        $  1,021,570        $  1,015,924

                                                                           =================  ================== ==================


CERTIFICATES OF DEPOSIT:

       Continental Bank                              5.25%     01/21/97                          $       22,000      $       22,000

       Continental Bank                              4.55%     03/31/97                                   3,000               3,000

       MBNA America Bank                             4.90%     06/30/97                                  50,000              50,000

       MBNA America Bank                             4.75%     08/18/97                                  90,000              90,000

       MBNA America Bank                             4.70%     09/02/97                                  40,000              40,000

       Continental Bank Chicago                      5.00%     10/07/97                                  50,000              50,000

       Continental Bank                              5.70%     01/13/98                                 275,000             275,000

       Continental Bank                              5.55%     01/27/98                                  20,000              20,000

       Ponce Federal Bank                            5.00%     07/14/98                                  90,000              90,000

       Lasalle National Bank                         4.15%     10/28/98                                 180,000             180,000

       Greenwood Trust Company                       4.95%     11/03/98                                  90,000              90,000

       Greenwood Trust Company                       5.00%     11/24/98                                 360,000             360,000

       Lasalle National Bank                         4.55%     11/24/98                                  90,000              90,000

       Lasalle Bank                                  5.55%     03/26/99                                  15,000              15,000

       European American Bank                        6.15%     05/25/99                                  60,000              60,000

       European American Bank                        6.10%     06/08/99                                  20,000              20,000

       European American Bank                        6.00%     06/22/99                                   9,000               9,000

       Continental Bank Chicago                      5.80%     08/19/99                                  45,000              45,000

       Continental Bank Chicago                      5.60%     09/23/99                                  20,000              20,000

       Continental Bank Chicago                      5.70%     10/07/99                                 135,000             135,000

       Republic Bank & Trust                         5.60%     10/18/99                                   6,000               6,000

       MBNA America Bank                             5.40%     12/20/99                                   7,000               7,000

       Continental Bank                              6.30%     12/23/99                                   3,000               3,000

       Continental Bank                              6.15%     01/13/00                                  30,000              30,000

       Continental Bank                              6.10%     01/20/00                                  90,000              90,000

       Berkeley Federal Bank & Trust                 5.25%     01/24/00                                  95,000              95,000


       Poncebank                                     5.85%     04/03/00                                   6,000               6,000

       Continental Bank                              5.60%     04/07/00                                 105,000             105,000

       Continental Bank                              5.65%     04/14/00                                 126,000             126,000

       Continental Bank                              5.40%     04/21/00                                  17,000              17,000

       Continental Bank                              5.40%     04/28/00                                   3,000               3,000

       Bank America Phoenix                          5.50%     05/10/00                                 275,000             275,000

       Continental Bank                              5.50%     05/26/00                                  20,000              20,000

       Lasalle Bank Northwest                        5.85%     08/28/00                                  12,000              12,000

       Berkeley Federal Bank & Trust                 5.80%     10/11/00                                   9,000               9,000

       Greenwood Trust Company                       5.10%     10/27/00                                  90,000              90,000

       Greenwood Trust Company                       5.45%     11/17/00                                  45,000              45,000

       Berkeley Federal Bank & Trust                 5.60%     11/29/00                                  90,000              90,000

       Greenwood Trust Company                       5.40%     12/15/00                                  12,000              12,000

       Greenwood Trust Company                       5.40%     12/22/00                                 270,000             270,000

       Ocwen Federal                                 5.90%     12/26/00                                  90,000              90,000

       Berkeley Federal Bank & Trust                 5.50%     12/27/00                                 175,000             175,000

       Lasalle National Bank                         5.10%     01/10/01                                  80,000              80,000

       Greenwood Trust Company                       5.35%     01/19/01                                  15,000              15,000

       Continental Bank Chicago                      5.35%     01/19/01                                   8,000               8,000

       Berkeley Federal Bank & Trust                 5.30%     01/24/01                                  95,000              95,000

       Greenwood Trust Company                       5.40%     02/02/01                                  12,000               12,000

       Berkeley Federal Bank & Trust                 5.50%     03/06/01                                  95,000               95,000

       Household Bank                                6.00%     04/03/01                                  20,000               20,000

       Lasalle National Bank                         6.35%     06/08/01                                  50,000               50,000

       FCC National Bank                             6.10%     08/15/01                                  65,000               65,000

       Greenwood Trust Company                       6.15%     08/28/01                                  60,000               60,000

       European American Bank                        6.25%     09/25/01                                  30,000               30,000

       Continental Bank Chicago                      6.40%     08/26/02                                  30,000               30,000

       Continental Bank Chicago                      6.20%     09/23/02                                   6,000                6,000

       European American Bank                        5.65%     11/22/02                                  45,000               45,000

       Continental Bank                              6.65%     12/30/02                                  14,000               14,000

       Continental Bank                              6.55%     01/13/03                                  25,000               25,000

       Continental Bank                              6.40%     02/03/03                                  18,000               18,000

       Continental Bank                              6.30%     02/10/03                                  10,000               10,000

       Continental Bank                              6.20%     02/18/03                                  20,000               20,000

       Continental Bank                              5.70%     03/17/03                                 165,000              165,000

       European American Bank                        6.20%     03/27/03                                  95,000               95,000

       Household Bank                                6.50%     04/17/03                                  10,000               10,000

       Continental Bank                              6.00%     06/09/03                                 220,000              220,000

       Lasalle National Bank                         6.60%     09/18/03                                  15,000               15,000

       Lasalle National Bank                         6.45%     09/25/03                                  90,000               90,000

       Greenwood Trust Company                       5.50%     10/27/03                                  90,000               90,000

       Greenwood Trust Company                       5.75%     11/10/03                                  45,000               45,000

       Greenwood Trust Company                       5.90%     11/17/03                                  48,000               48,000

       Greenwood Trust Company                       6.00%     12/22/03                                  20,000               20,000

       Greenwood Trust Company                       6.00%     12/29/03                                  10,000               10,000

       Lasalle National Bank                         5.30%     01/05/04                                  12,000               12,000

       Greenwood Trust Company                       5.80%     01/20/04                                   6,000                6,000

       Greenwood Trust Company                       5.85%     01/26/04                                  39,000               39,000

       Lasalle National Bank                         5.30%     01/26/04                                 305,000              305,000

       Greenwood Trust Company                       6.00%     02/17/04                                 230,000              230,000

       Lasalle National Bank                         6.05%     03/16/04                                  20,000               20,000

       Lasalle National Bank                         6.05%     03/23/04                                 260,000              260,000

       Lasalle National Bank                         6.05%     03/30/04                                   9,000                9,000


       Lasalle National Bank                         6.65%     04/27/04                                  10,000               10,000

       Lasalle National Bank Chicago                 6.35%     06/01/04                                  90,000               90,000

       Lasalle national Bank                         6.55%     06/29/04                                  10,000               10,000

       Lasalle National Bank                         6.50%     07/27/04                                  15,000               15,000

       Greenwood Trust Company                       7.10%     09/21/04                                   4,000                4,000

       Greenwood Trust Company                       7.20%     10/12/04                                   4,000                4,000

       Lasalle National Bank Chicago                 7.35%     11/30/04                                   5,000                5,000

       Lasalle Cragin Bank                           6.70%     04/19/05                                   8,000                8,000

       Lasalle National Bank                         6.50%     04/26/05                                  13,000               13,000

       Lasalle Cragin Bank                           6.60%     05/03/05                                  14,000               14,000

       Lasalle National Bank                         6.20%     05/24/05                                  90,000               90,000

       Lasalle National Bank                         6.25%     05/31/05                                 265,000              265,000

       Lasalle National Bank                         5.70%     06/14/05                                  30,000               30,000

       Lasalle National Bank                         6.10%     06/21/05                                  10,000               10,000

       Lasalle National Bank                         5.90%     06/28/05                                 265,000              265,000

       Lasalle National Bank                         5.95%     07/26/05                                  30,000               30,000

       Lasalle National Bank                         6.25%     08/30/05                                 276,000              276,000

       Lasalle National Bank                         6.00%     09/20/05                                  30,000               30,000

       Lasalle National Bank                         5.95%     09/27/05                                 205,000              205,000

       European American Bank                        6.05%     10/04/05                                  10,000               10,000

       European American Bank                        5.75%     11/29/05                                  86,000               86,000

       European American Bank                        5.70%     12/06/05                                  35,000               35,000

       Lasalle National Bank                         5.90%     02/28/06                                 190,000              190,000

       Lasalle National Bank                         6.00%     03/13/06                                  50,000               50,000

       European American Bank                        6.40%     03/27/06                                  90,000               90,000

       Lasalle National Bank                         6.65%     09/25/06                                  90,000               90,000

       European American Bank                        7.00%     12/06/10                                  20,000               20,000

       Lasalle National Bank Chicago                 7.00%     12/27/10                                 190,000              190,000

       Lasalle NI                                    7.00%     12/28/10                                  95,000               95,000

       Provident Bank Ohio                           6.75%     01/26/11                                  10,000               10,000
                                                                                              ------------------  ------------------
                                                                                                   $  7,867,000         $  7,867,000
                                                                                              ==================  ==================

                                                     7.00% -   01/97 -                        ------------------  ------------------
       Loans to Participants                        10.25%     06/11                               $     343,032        $    343,032
                                                                                              ==================  ==================

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27A OF FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                      Current Value/
                                                                                           Face
               Description                                             Shares              Value                  Cost
------------------------------------------                        ---------------- ---------------------  --------------------

COMMON STOCKS:
       Ascend Communications                                                  705    $             43,798   $             31,161
       Adobe Systems, Inc                                                   5,080                 189,865                173,493
       Advanta Corp Class B                                                 2,790                 114,041                101,659
       AES Corp                                                             3,822                 177,723                 91,498
       Aetna Inc                                                            3,250                 260,000                229,681
       Aktiebolaget Electrolux                                                760                  43,890                 34,119
       Alcatel Alsthom Sponsored                                            3,830                  61,280                 67,802
       Allied Domecq Plc Sponsored                                          5,370                  41,950                 42,358
       Allied Signal Inc.                                                     635                  42,545                 39,411
       Amer Brands Inc                                                        300                  14,888                 13,088
       Amer Home Products                                                     465                  27,261                 27,493
       Amer International Group                                               200                  21,650                 19,500
       Amer Stores Co                                                       4,270                 174,536                116,704
       American Radio Systems                                                 800                  21,800                 24,150
       Amgen, Inc.                                                            250                  13,594                 14,844
       Apria Healthcare Group                                               5,430                 101,812                153,314
       Asia Pulp & Paper                                                    4,080                  46,410                 33,150
       Astra AB Sponsored                                                     956                  45,649                 38,567
       Autodesk, Inc.                                                       5,370                 150,360                178,318
       Avery Dennison Corp                                                  1,090                  38,559                 32,268
       Avon Products                                                          625                  35,703                 33,672
       Banco Central S.A.                                                   1,790                  23,270                 19,424
       Bat Industries                                                       2,900                  47,850                 44,320
       Becton Dickinson & Co                                                  645                  27,977                 25,760
       Biogen, Inc.                                                           880                  34,100                 36,050
       Bristol Myers Squibb                                                   310                  33,790                 32,550
       British Gas plc                                                      1,180                  44,988                 39,725
       Brunswick Corp                                                       2,830                  67,920                 66,366
       Butler International, Inc.                                         288,678               2,958,950              1,734,622
       Cable & Wireless                                                     2,070                  50,974                 43,065
       Cadbury Schweppes                                                    1,210                  41,291                 38,683
       Cadence Design Systems                                               1,293                  51,074                 35,704
       Case Corp                                                            2,400                 130,800                115,856
       Cascade Communications                                                 585                  32,248                 24,570
       CDN AC Ltd                                                           1,340                  35,510                 35,510
       Chase Manhattan Corp                                                 2,150                 192,156                128,099
       Chrysler Corp                                                        1,075                  35,475                 35,255
       Circuit City Stores Inc.                                             1,690                  50,911                 46,686
       Cisco Systems                                                          815                  51,855                 34,906
       Citicorp                                                             2,210                 227,630                148,623
       Comagnie Generale                                                    2,870                  70,995                 58,136
       Computer Assoc International                                           580                  28,856                 29,036
       Daimler Benz                                                           705                  48,293                 37,894
       Dallas Semiconductor Corp                                            3,470                  79,810                 65,941
       Dayton Hudson Corp                                                   1,930                  75,753                 47,913
       Deere and Co                                                         1,650                  66,825                 69,117

       Den Daske Bank                                                         595                   47,911                 40,628
       Deutsche Bank                                                        1,395                   65,084                 65,584
       Dover Corp                                                             600                   30,300                 25,425
       Eaton Corp                                                           1,660                  115,785                111,702
       ECI Telecom                                                          7,740                  164,475                160,159
       Elf Aquitaine Spon                                                   1,539                   69,640                 56,094
       EMC Corp Mass                                                        6,840                  226,575                110,223
       Empressa Ncional                                                     1,040                   72,800                 61,736
       ENI Spa                                                              1,240                   64,015                 60,173
       Everest Reins Holdings, Inc.                                         4,310                  123,913                100,746
       Exel Ltd Ord                                                         3,880                  146,955                118,098
       Federal National Mtge                                                  200                   7 ,525                  6,625
       Fiat Spa                                                             7,874                   62,992                 69,869
       Fluor Corp                                                           1,170                   73,418                 75,398
       Gap Inc                                                              1,105                   33,288                 31,589
       Gartner Group                                                        1,010                   39,327                 34,621
       General Electric Company                                             6,570                   61,416                 52,936
       Grand Metroplitan                                                    1,380                   43,643                 43,677
       Green Tree Fincl                                                       585                   22,596                 18,849
       Greenfield Inds Inc.                                                 1,960                   60,025                 61,115
       HBO & Co                                                               555                   32,953                 33,313
       Health Management                                                    1,015                   22,838                 22,076
       Heineken                                                               107                   18,917                 19,145
       HFS, Inc.                                                              625                   37,344                 35,316
       Hoechst                                                              1,080                   50,948                 30,477
       Honda Motor                                                            820                   46,433                 34,748
       Household Intl                                                         360                   33,210                 25,155
       HSBC Holdings                                                          214                   45,788                 33,130
       Insignia Fincl Group                                                 1,100                   24,750                 25,825
       Johnson & Johnson                                                      350                   17,413                 17,569
       KAO Corp                                                               325                   37,800                 41,036
       Kerr McGee Corp                                                        510                   36,720                 35,190
       KN Energy, Inc.                                                      2,240                   87,920                 65,240
       LCI International                                                      830                   17,949                 29,154
       Lilly Eli & Co                                                         250                   18,250                 14,688
       Living Centers of America                                            2,020                   56,055                 70,790
       Liz Claiborne                                                          640                   24,720                 24,000
       Lockheed Martin Corp                                                 1,620                  148,230                132,784
       LSI Logic Corp                                                       6,970                  186,448                220,310
       Mallinckrodt Inc.                                                    3,200                  141,200                124,085
       Mannesmann Aktiengesell                                                164                   70,980                 53,202
       Marriott International                                                 510                   28,178                 27,396
       Matsushita Ele                                                         261                   42,608                 43,032
       McDonnell Douglas Corp                                                 305                   20,016                 14,030
       McGraw Hill Companies                                                2,450                  115,313                115,329
       Medpartners Inc.                                                     6,630                  137,573                 99,450
       MEMC Electrical Materials                                            2,190                   49,275                 71,831
       Merrill Lynch & Co                                                     325                   26,488                 16,575
       Microsoft Corp                                                         600                   49,575                 29,651
       Mississippi Chemical                                                   100                    2,400                  8,288
       Mitsui Marine & Fire                                                   670                   35,962                 50,773
       Morgan Stanley                                                         415                   23,707                 16,730
       Morton Intl Inc.                                                     4,600                  187,451                178,852
       National Power                                                       2,087                   70,697                 59,173
       Nestle                                                               1,171                   62,661                 65,094
       Nike Inc.                                                              430                   25,800                 14,969
       Nintendo                                                             4,750                   42,408                 44,026
       NKK Corp                                                             1,725                   38,788                 52,665


       Northrop Grumman Corp                                                1,470                  121,643                 96,836
       Novartis AG                                                            746                   42,585                 33,441
       Occidental petroleum                                                   500                   11,688                 12,250
       Octel Communication                                                  4,140                   72,450                 72,968
       Omnicom Group                                                          630                   28,823                 27,799
       Oryx Energy Company                                                    500                   12,375                 10,938
       Oxford Healthcare Plans                                                810                   47,436                 40,403
       Parametric Technology Corp                                             865                   44,439                 35,435
       Parker Hannifin Corp                                                 2,580                   99,975                100,385
       Paychex, Inc.                                                          750                   38,579                 34,279
       Peoplesoft, Inc.                                                     1,050                   50,335                 31,372
       Pepsico                                                                500                   14,625                 15,875
       Perceptron Inc                                                         600                   20,550                 18,900
       Pfizer, Inc.                                                           360                   29,880                 26,282
       Phillip Morris Cos Inc.                                                165                   18,645                 14,891
       Phycor, Inc.                                                           657                   18,642                 24,447
       Pittston Brink's Group                                                 300                    8,100                  8,813
       Rank Group                                                           3,140                   47,100                 45,833
       Revco Inc.                                                           1,050                   38,850                 35,175
       Reynolds Metals Co                                                   3,200                  180,400                175,799
       Rhone Poulenc                                                        2,345                   79,437                 58,435
       Ricoh                                                                  835                   47,840                 45,495
       Rival Company                                                        2,780                   69,153                 61,500
       Roosevelt Fincl Group, Inc.                                          5,390                  113,190                104,431
       Royal Dutch                                                            385                   65,739                 54,921
       Safeway, Inc.                                                          710                   30,353                 18,283
       Sara Lee Corp                                                        3,280                  122,180                108,053
       Sinclair Broadcast Group                                             1,000                   26,000                 30,175
       Sony Corp                                                            1,043                   68,447                 63,915
       Stanley Works                                                          990                   26,730                 26,978
       Sterling Commerce, Inc.                                                238                    8,390                  7,005
       Sterling Software, Inc.                                                150                    4,744                  4,376
       Systems Software                                                     4,890                   51,956                 64,793
       Tenet Healthcare Corp                                                6,100                  133,438                127,825
       Thermo Electron Corp                                                   400                   16,500                 15,913
       Thermo Instruments                                                     655                   21,697                 23,559
       Tokyo Marine & Fire                                                    795                   37,067                 49,730
       Travelers Group. Inc.                                                1,110                   50,366                 40,706
       Tupperware Corp                                                      2,520                  135,135                 63,941
       Tyco International                                                     635                   33,576                 26,908
       Ultramar Corp                                                        2,340                   74,003                 71,542
       Unilever                                                               555                   54,113                 45,044
       Union Texas Pete Hldgs                                               3,620                   80,998                 69,233
       Vastar Res Inc.                                                      2,250                   85,500                 71,438
       Vesta Insruance Group, Inc.                                          1,950                   61,181                 70,850
       Vulcan Materials                                                       480                   29,220                 29,940
       Wallace Computer Svs Inc.                                            2,450                   84,525                 75,949
       Walt Disney Co                                                         300                   20,925                 18,388
       Wang Labs Inc.                                                         200                    4,050                  3,650
       Warnaco Group                                                          300                    8,888                  6,713
       Wash Mutual Inc                                                      3,680                  159,392                106,423
       Wellpoint Health                                                     3,008                  103,400                144,884
       Westinghouse Electric                                                1,000                   19,875                 15,875
       WMX Technologies, Inc.                                               2,150                   69,875                 61,956
       WPP Group                                                              845                   36,283                 25,031
       Xerox Corp                                                           4,640                  244,180                231,311
       Yasuda                                                                 905                   38,283                 51,852
                                                                                     ---------------------   --------------------
                                                                                              $ 13,087,798           $ 10,749,544
                                                                                    ======================  =====================

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27d of FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------



                                                               Number of                            Number of
                                                                 Sales                  Net Gain    Purchase
Asset Description                                              Transactions    Proceeds   (Loss)   Transactions     Cost
-----------------                                              ------------    -------- ---------  ------------     ----
Single transactions in excess of 5% of Plan assets:

PW Retirement Money Fund                                               --          --       --             1   1,360,625
PW Retirement Money Fund                                               --          --       --             1   1,307,941


Series of transactions in excess of 5% of Plan assets:

PW Retirement Money Fund                                                132   8,855,727     --           244   9,404,515

Sansom Money Market
  Portfolio                                                             202   8,023,785     --           328   8,408,010

                                                               EXHIBIT 1

INDEPENDENT AUDITORS' CONSENT
-----------------------------

We consent to the incorporation by reference in Registration Statements No. 333-22263, No. 33-58481 and No. 33-87012 on Form S-8, Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated June 26, 1997 appearing in the Annual Report on Form 11-K of the Butler Service Group, Inc. 401(k) Plan for the year ended December 31, 1996.

/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 26, 1997

                                  SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                          BUTLER INTERNATIONAL, INC.
                          --------------------------
                                 (Registrant)

June 30, 1997                                       By: /s/ Warren F. Brecht
                                                        ---------------------
                                                        Warren F. Brecht
                                                        Senior Vice President
                                                        and Secretary